

Mail Stop 7010

July 31, 2008

via U.S. mail and facsimile

Dennis M. Oates, President and CEO
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, Pennsylvania 15017

>   **RE: Universal Stainless & Alloy Products, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 7, 2008**
>   **Schedule 14A Filed on April 21, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>   **File No. 0-25032**

Dear Mr. Oates:

    We have reviewed your response letter dated July 29, 2008 and have the
following additional comment. Where indicated, we think you should revise your
document in future filings in response to this comment. If you disagree, we will consider
your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. Otherwise, we have completed
our review of your Form 10-K and related filings and have no further comment at this
time.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 6 – Commitments and Contingencies, page 7

1. We note your response to the comment in our letter dated July 23, 2008, including the
    draft disclosure you intend to include in future filings. Specifically, we note that the
    draft disclosure provides a conclusion that it is remote the outcome of your pending
    lawsuits and claims will have a material impact to your results of operations but goes
    on to say that the resolution of one or more lawsuits and/or claims could have a
    material impact to a fiscal quarter's results of operations. We further note that you
    intend to include disclosures for lawsuits and claims once you have determined that it
    is probable or reasonably possible to have a material impact on your consolidated
    financial statements. We remind you that the resolution of a lawsuit or claim should
    not be the first time investors are advised of the loss contingency. Further, please

disclose in future filings whether the resolution of lawsuits and claims have had a material impact to any of the historical annual and quarterly periods presented. This information will provide an investor with a better understanding of your loss contingencies in assessing materiality.

* * * *

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief